                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ____________________

                                  Schedule 13G

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                              (Amendment No. ___)*


                            ULTRATECH STEPPER, INC.
                            -----------------------
                                (Name of Issuer)


                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)


                                  904034 10 5
                                  -----------
                                 (CUSIP Number)


     * The remainder of this cover page shall be filled out for a reporting
person's filing on this form with   respect to the subject class of securities,
and for any subsequent amendment containing information   which would alter
disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be
deemed to be "filed" for the   purposes of Section 18 of the Securities Exchange
Act of 1934 (the "Act") or otherwise subject to the   liabilities of that
section of the Act but shall be subject to all other provisions of the Act
(however, see   the Notes).


                        (CONTINUED ON FOLLOWING PAGE(S))

                              (Page 1 of 5 Pages)

-----------------------                                  ---------------------
  CUSIP NO. 904034 10 5                   13G                PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Arthur W. Zafiropoulo
      Social Security Number: ###-##-####

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,984,228

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,984,228

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,984,228

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      9.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

Cusip No. 904034 10 5
                                                                     Page 3 of 5


                           ATTACHMENT TO SCHEDULE 13G


Item 1(a) Name of Issuer:
          --------------

          Ultratech Stepper, Inc.


Item 1(b) Address of Issuer's Principal Executive Offices:
          -----------------------------------------------

          3050 Zanker Road
          San Jose, CA  95134


Item 2(a) Name of Person Filing:
          ---------------------

          Arthur W. Zafiropoulo


Item 2(b) Address of Principal Business Office or Residence:
          -------------------------------------------------

          c/o Ultratech Stepper, Inc.
          3050 Zanker Road
          San Jose, CA  95134


Item 2(c) Citizenship:  U.S.A.
          -----------


Item 2(d) Title and Class of Securities:  Common Stock
          -----------------------------


Item 2(e) CUSIP Number:  904034 10 5
          ------------


Item 3  Not applicable.
        --------------


Item 4  Ownership
        ---------

Cusip No. 904034 10 5

Item 4(a) Amount Beneficially Owned:
          -------------------------

          1,984,228 Shares of Common Stock

Item 4(b) Percent of Class:
          ----------------

          9.8%

Item 4(c) Number of shares as to which such person has:
          --------------------------------------------

          (i) sole power to vote or to direct the vote:

               1,984,228*

          (ii) shared power to vote or to direct the vote:

               None.

          (iii)  sole power to dispose or to direct the disposition of:

               1,984,228* shares of Common Stock

          (iv) shared power to dispose or to direct the disposition of:

               None.

Item 5  Not applicable.
        --------------

Item 6  Not applicable.
        --------------

Item 7  Not applicable.
        --------------

Item 8  Not applicable.
        --------------

Item 9  Not applicable.
        --------------

----------------------
     *Includes 100,000 shares held by a charitable foundation in the name of the "Zafiropoulo Family Foundation" established pursuant to Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, of which the Reporting Person has voting or dispositive power only to the extent that he is on the board of directors of the foundation. An option to purchase 1,000 shares of Common Stock granted to a son of the Reporting Person, of which the Reporting Person does not have voting or dispositive power is not included in these share numbers because the son resides apart from the Reporting Person.

Cusip No. 904034 10 5

Item 10   Certification:  By signing below, I certify that, to the best of my
          -------------
          knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              January 28, 1997
                              ----------------



                              /s/ Arthur W. Zafiropoulo
                              -----------------------------------
                              Arthur W. Zafiropoulo
                              Chief Executive Officer